[Simpson Thacher & Bartlett LLP Letterhead]

January 11, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Dietrich A. King, Assistant Director

Re:	KeyCorp

Registration Statement on Form S-4

Filed November 30, 2015

File No. 333-208272

Ladies and Gentlemen:

On behalf of KeyCorp, we hereby submit for your review Amendment No. 1 to the above-referenced Registration Statement of KeyCorp (“Amendment No. 1”), originally filed with the Commission on November 30, 2015, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 1, which have been marked to show changes made to the Registration Statement as originally filed, as well as four unmarked copies of Amendment No. 1.

Set forth below are the responses of KeyCorp, and where applicable those of First Niagara Financial Group, Inc. (“First Niagara”), to the comments contained in the letter of the Staff of the Commission to KeyCorp, dated December 23, 2015. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

Form S-4 filed November 30, 2015

Summary Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 22

1.	You disclose that the unaudited pro forma financial information assumes that the merger is accounted for under the purchase method of accounting. Please revise to disclose that the merger is accounted for under the acquisition method of accounting or advise us as to the accounting guidance used to account for the merger.

Securities and Exchange Commission

Attention: Dietrich A. King, Assistant Director

Response to Comment No. 1

The Registration Statement has been revised to reflect the Staff’s comment to reflect that the unaudited pro forma financial information assumes that the merger is accounted for under the acquisition method of accounting for business combinations. Please see page 22 of Amendment No. 1.

Articles Amendment Proposal, page 45

2.	Please revise your filing to allow for KeyCorp’s shareholders to cast a separate ballot on items (iii) and (iv) in the second paragraph on page 45. It appears that each of these items would be material to your common stock shareholders. You may cross-condition these items linking them to one another.

Response to Comment No. 2

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 2-3, 8-9 and 45-46 of Amendment No. 1.

Background of the Merger, page 51

3.	Please tell us what consideration you gave to providing the information required by Item 1015(b) of Regulation M-A for the Consultant described in the first paragraph on page 54. Please refer to Item 4(b) of Form S-4.

Response to Comment No. 3

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 56 and pages 62-68 of Amendment No. 1.

4.	Regarding the October 12, 2015 meeting of the First Niagara Board of Directors described in the paragraph beginning at the bottom of page 54 and continuing on to page 55, please disclose the following information:

•	the Consultant’s estimated standalone valuation for First Niagara;

•	the basis for the board’s determination that First Niagara’s estimated standalone valuation was likely to be materially lower than any of the proposals from the bidders; and

•	the basis for the board’s determination that the potential decline in share price upon an announcement that First Niagara would remain independent was likely to be immediate and material.

Securities and Exchange Commission

Attention: Dietrich A. King, Assistant Director

Response to Comment No. 4

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 56 and pages 62-68 of Amendment No. 1.

5.	In the fourth paragraph on page 52, please indicate who first contacted Party C regarding the potential transaction and, in view of the board’s initial decision to limit solicitations of interest to three financial institutions, how Party C came to express its interest in a potential transaction.

Response to Comment No. 5

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 53 of Amendment No. 1.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 113 Note 3 – Pro Forma Adjustments, page 118

6.	Pro forma Adjustment C includes a $724 million estimated fair value adjustment to loans. In the narrative discussion in Note 3, you note that this fair value adjustment includes credit deterioration, current interest rates and liquidity to the acquired loans. Please separately present the components of this pro forma adjustment in your next amendment and revise the accompanying footnote accordingly.

Response to Comment No. 6

The Registration Statement has been revised to reflect the Staff’s comment to separately present the components of the fair value adjustment of $545 million for credit deterioration and $179 million for current interest rates and liquidity. Please see page 126 of Amendment No. 1.

7.	Please disclose the estimated average life used to reflect the accretion of loan discounts from the interest rate fair value adjustment in Adjustment P.

Response to Comment No. 7

The Registration Statement has been revised to reflect the Staff’s comment to reflect that an estimated average life of 56.1 months that was used to reflect the accretion of loan discounts from the interest rate fair value adjustment. Please see page 127 of Amendment No. 1.

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Please note that KeyCorp has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call Lee Meyerson (212-455-3675) or Elizabeth Cooper (212-455-3407) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Securities and Exchange Commission

Attention: Dietrich A. King, Assistant Director

Very truly yours,

/s/ Lee Meyerson
Lee Meyerson

cc:	Eric Envall

Securities and Exchange Commission

Paul N. Harris, Esq.

KeyCorp

Kristy Berner, Esq.

First Niagara Financial Group, Inc.

H. Rodgin Cohen, Esq., C. Andrew Gerlach, Esq.

Sullivan & Cromwell LLP